Exhibit 99.1

PainReform’s LayerBio’s Drop-Less OcuRing™-K Delivery Platform
Demonstrates Favorable Safety Profile in Preclinical and Phase I Clinical Studies

Phase I human study and preclinical evaluations of OcuRing™-K  showed no treatment-related safety concerns, supporting advancement toward IND submission

Tel Aviv – January 12, 2026 PainReform Ltd. (Nasdaq: PRFX), a clinical-stage specialty pharmaceutical company focused on reformulating established therapeutics for post-operative pain management, together with its majority-owned subsidiary LayerBio, Inc., today announced safety data supporting the continued development of OcuRing™-K drop-less, sustained-release ocular drug delivery platform for use in cataract surgery.

The development program included a series of preclinical rabbit studies evaluating ocular tolerability, biocompatibility, and tissue response, as well as a Phase I clinical study in patients undergoing cataract surgery. Collectively, these studies demonstrated a favorable safety profile for the platform, supporting its advancement toward later-stage development.

In the Phase I clinical study, no treatment-emergent adverse events related to the study drug were observed. All reported adverse events were as expected in the context of cataract surgery, and consistent with subjects’ underlying ocular histories. No serious adverse events were reported, and no safety issues related to the drug delivery platform were identified. The investigational product and intraocular lens devices remained properly positioned in all treated eyes throughout the study.

Preclinical rabbit studies, similarly, demonstrated favorable local tolerability, with no evidence of ocular tissue abnormalities and no meaningful differences observed between the  OcuRing™-K and control vehicle, supporting the consistent safety findings across preclinical and clinical evaluations.

Dr. Ehud Geller, Executive Chairman and interim CEO of PainReform, commented, “The successful completion of both preclinical and Phase I safety evaluation represents an important milestone for OcuRing™-K ’s drop-less drug delivery platform. The consistent safety profile observed across animal models and human subjects supports the continued advancement of this technology as we progress regulatory and clinical development activities.”

OcuRing™-K ’s intraocular drug delivery system is designed to provide targeted, sustained release of non-steroidal anti-inflammatory drugs (NSAIDs), corticosteroids, or other ophthalmic therapeutics through a single intraoperative application. The platform utilizes a preservative-free formulation and controlled-release mechanism intended to minimize local irritation, reduce epithelial toxicity, and limit systemic exposure associated with traditional topical dosing regimens.

Building on previously disclosed progress toward an Investigational New Drug (IND) submission, PainReform and LayerBio are advancing IND-enabling activities, with preparation and development efforts well underway to support the next phase of clinical evaluation in the United States.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a diversified innovation company advancing specialty pharmaceutical therapies and AI-driven energy analytics. Its pharmaceutical programs focus on reformulation and sustained-release drug-delivery technologies designed to improve patient outcomes while reducing reliance on opioids and complex dosing regimens. Through its DeepSolar platform, the Company develops advanced AI solutions that enable solar asset owners and operators to monitor, forecast, and optimize energy performance across the full asset lifecycle.

For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the ability of Smart TDD to support all major checkpoints in a solar plant’s life. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com